                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                SCHEDULE 13D/A



                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                               LESLIE'S POOLMART
                               -----------------
                               (Name of Issuer)


                          Common Stock, no par value
                        ------------------------------
                        (Title of Class of Securities)


                                  527069 10 8
                         -----------------------------
                                (CUSIP Number)


           Alan J. Barton, Esq., Paul, Hastings, Janofsky & Walker,
                       555 S. Flower Street, 23rd Floor,
                  Los Angeles, CA 90071-2371, (213) 683-6140
                  ------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                               February 26, 1997
                               -----------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.     527069 10 8
--------------------------------------------------------------------------------------------------------------------
Page  2  of  14  Pages
--------------------------------------------------------------------------------------------------------------------
       1         NAMES OF REPORTING PERSONS
                 S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                 HANCOCK PARK ASSOCIATES II, L.P.
--------------------------------------------------------------------------------------------------------------------
       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                                          (a) [X]
                                                                                                             (b) [ ]
 --------------------------------------------------------------------------------------------------------------------
       3         SEC USE ONLY
 --------------------------------------------------------------------------------------------------------------------
       4         SOURCE OF FUNDS *

                 OO
--------------------------------------------------------------------------------------------------------------------
       5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------------------------------------------
       6         CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
--------------------------------------------------------------------------------------------------------------------

   NUMBER OF                                    7  SOLE VOTING POWER
    SHARES
 BENEFICIALLY                                      -0-
   OWNED BY                                    ---------------------------------------------------------------------
    EACH                                        8  SHARED VOTING POWER
  REPORTING
 PERSON WITH                                       -0-
                                               ---------------------------------------------------------------------
                                                9  SOLE DISPOSITIVE POWER

                                                   -0-
                                               ---------------------------------------------------------------------
                                               10  SHARED DISPOSITIVE POWER

                                                   -0-
--------------------------------------------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 -0-
--------------------------------------------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *                     [X]
--------------------------------------------------------------------------------------------------------------------

      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 0%

--------------------------------------------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON *

                 PN
--------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.     527069 10 8
--------------------------------------------------------------------------------------------------------------------
Page  3  of  14  Pages
--------------------------------------------------------------------------------------------------------------------

       1         NAMES OF REPORTING PERSONS
                 S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                 LIBERTY WEST PARTNERS
--------------------------------------------------------------------------------------------------------------------
       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                                          (a) [X]
                                                                                                             (b)
--------------------------------------------------------------------------------------------------------------------
       3         SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------
       4         SOURCE OF FUNDS *

                 WC, OO
--------------------------------------------------------------------------------------------------------------------
       5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)     [ ]
--------------------------------------------------------------------------------------------------------------------
       6         CITIZENSHIP OR PLACE OF ORGANIZATION

                 California
--------------------------------------------------------------------------------------------------------------------

   NUMBER OF                                    7  SOLE VOTING POWER
    SHARES
 BENEFICIALLY                                      334,141
   OWNED BY                                    ---------------------------------------------------------------------
     EACH                                       8  SHARED VOTING POWER
  REPORTING
 PERSON WITH                                       -0-
                                               ---------------------------------------------------------------------
                                                9  SOLE DISPOSITIVE POWER

                                                   334,141
                                                ---------------------------------------------------------------------
                                                10 SHARED DISPOSITIVE POWER

                                                   -0-
--------------------------------------------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 334,141
--------------------------------------------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *                     [X]
--------------------------------------------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 5.1%
--------------------------------------------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON *

                 PN
--------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.     527069 10 8
-------------------------------------------------------------------------------------------------------------------
Page  4  of  14  Pages
-------------------------------------------------------------------------------------------------------------------
       1         NAMES OF REPORTING PERSONS
                 S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                 MICHAEL J. FOURTICQ
-------------------------------------------------------------------------------------------------------------------
       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                                          (a) [X]
                                                                                                             (b)

-------------------------------------------------------------------------------------------------------------------
       3         SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
       4         SOURCE OF FUNDS *

                 PF, OO
-------------------------------------------------------------------------------------------------------------------
       5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)     [ ]
-------------------------------------------------------------------------------------------------------------------
       6         CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
--------------------------------------------------------------------------------------------------------------------

   NUMBER OF                                    7  SOLE VOTING POWER
    SHARES
 BENEFICIALLY                                      507,574
   OWNED BY                                    ---------------------------------------------------------------------
     EACH                                       8  SHARED VOTING POWER
  REPORTING
 PERSON WITH                                       -0-
                                               ---------------------------------------------------------------------
                                                9  SOLE DISPOSITIVE POWER

                                                   507,574
                                               ---------------------------------------------------------------------
                                               10  SHARED DISPOSITIVE POWER

                                                   -0-
--------------------------------------------------------------------------------------------------------------------

      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 507,574
-------------------------------------------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *                     [X]

-------------------------------------------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 7.7%
--------------------------------------------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON *

                 IN
--------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.     527069 10 8
--------------------------------------------------------------------------------------------------------------------
Page  5  of  14  Pages
--------------------------------------------------------------------------------------------------------------------


       1         NAMES OF REPORTING PERSONS
                 S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                 BRIAN P. MCDERMOTT
-------------------------------------------------------------------------------------------------------------------
       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                                          (a) [X]
                                                                                                             (b) [ ]

 ------------------------------------------------------------------------------------------------------------------
       3         SEC USE ONLY

 ------------------------------------------------------------------------------------------------------------------
       4         SOURCE OF FUNDS *

                 PF, OO
 ------------------------------------------------------------------------------------------------------------------
       5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 ------------------------------------------------------------------------------------------------------------------
       6         CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
--------------------------------------------------------------------------------------------------------------------

   NUMBER OF                                    7  SOLE VOTING POWER
    SHARES
 BENEFICIALLY                                      367,549
   OWNED BY                                    --------------------------------------------------------------------
     EACH                                       8  SHARED VOTING POWER
  REPORTING
 PERSON WITH                                       -0-
                                               --------------------------------------------------------------------
                                                9  SOLE DISPOSITIVE POWER

                                                   367,549
                                               --------------------------------------------------------------------
                                               10  SHARED DISPOSITIVE POWER

                                                   -0-
--------------------------------------------------------------------------------------------------------------------

      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 367,549
 ------------------------------------------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *        [X]

 ------------------------------------------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 5.5%
-------------------------------------------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON *

                 IN
--------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.     527069 10 8
--------------------------------------------------------------------------------------------------------------------
Page  6  of  14  Pages
--------------------------------------------------------------------------------------------------------------------


       1         NAMES OF REPORTING PERSONS
                 S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                 GREG FOURTICQ
--------------------------------------------------------------------------------------------------------------------
       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                                          (a) [X]
                                                                                                             (b)
--------------------------------------------------------------------------------------------------------------------

       3         SEC USE ONLY

 --------------------------------------------------------------------------------------------------------------------
       4         SOURCE OF FUNDS *

                 OO
 --------------------------------------------------------------------------------------------------------------------
       5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 --------------------------------------------------------------------------------------------------------------------
       6         CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
--------------------------------------------------------------------------------------------------------------------

   NUMBER OF                                    7  SOLE VOTING POWER
    SHARES
 BENEFICIALLY                                      112,455
   OWNED BY                                    --------------------------------------------------------------------
    EACH                                        8  SHARED VOTING POWER
  REPORTING
 PERSON WITH                                       -0-
                                               --------------------------------------------------------------------
                                                9  SOLE DISPOSITIVE POWER

                                                   112,455
                                               --------------------------------------------------------------------
                                               10  SHARED DISPOSITIVE POWER

                                                   -0-
--------------------------------------------------------------------------------------------------------------------

      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 112,455
-------------------------------------------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *      [X]
-------------------------------------------------------------------------------------------------------------------

      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 1.7%
-------------------------------------------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON *

                 IN
--------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.     527069 10 8
--------------------------------------------------------------------------------------------------------------------
Page  7  of  14  Pages
--------------------------------------------------------------------------------------------------------------------


       1         NAMES OF REPORTING PERSONS
                 S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                 RICHARD H. HILLMAN
 --------------------------------------------------------------------------------------------------------------------
       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                                          (a) [X]
                                                                                                             (b) [ ]
--------------------------------------------------------------------------------------------------------------------

       3         SEC USE ONLY

 --------------------------------------------------------------------------------------------------------------------
       4         SOURCE OF FUNDS *

                 PF, OO
 --------------------------------------------------------------------------------------------------------------------
       5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 --------------------------------------------------------------------------------------------------------------------
       6         CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
--------------------------------------------------------------------------------------------------------------------

   NUMBER OF                                    7  SOLE VOTING POWER
    SHARES
 BENEFICIALLY                                      324,348
   OWNED BY                                    --------------------------------------------------------------------
    EACH                                        8  SHARED VOTING POWER
  REPORTING
 PERSON WITH                                       -0-
                                               --------------------------------------------------------------------
                                                9  SOLE DISPOSITIVE POWER

                                                   324,348
                                               ---------------------------------------------------------------------
                                               10  SHARED DISPOSITIVE POWER

                                                   -0-
--------------------------------------------------------------------------------------------------------------------

      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 324,348
 ------------------------------------------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *      [X]
 ------------------------------------------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 4.9%
-------------------------------------------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON *

                 IN
--------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.     527069 10 8
--------------------------------------------------------------------------------------------------------------------
Page  8  of  14  Pages
--------------------------------------------------------------------------------------------------------------------


       1         NAMES OF REPORTING PERSONS
                 S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                 ROBERT D. OLSEN
--------------------------------------------------------------------------------------------------------------------
       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                                          (a) [X]
                                                                                                             (b) [ ]
 --------------------------------------------------------------------------------------------------------------------

       3         SEC USE ONLY

 --------------------------------------------------------------------------------------------------------------------
       4         SOURCE OF FUNDS *

                 OO
 --------------------------------------------------------------------------------------------------------------------
       5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 --------------------------------------------------------------------------------------------------------------------
       6         CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
--------------------------------------------------------------------------------------------------------------------

   NUMBER OF                                    7  SOLE VOTING POWER
    SHARES
 BENEFICIALLY                                      124,363
   OWNED BY                                    ---------------------------------------------------------------------
     EACH                                       8  SHARED VOTING POWER
  REPORTING
 PERSON WITH                                       -0-
                                               ---------------------------------------------------------------------
                                                9  SOLE DISPOSITIVE POWER

                                                   124,363
                                               ---------------------------------------------------------------------
                                                 10  SHARED DISPOSITIVE POWER

                                                     -0-
--------------------------------------------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 124,363
--------------------------------------------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *      [X]
--------------------------------------------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 1.9%
--------------------------------------------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON *

                 IN
--------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

    Items 1, 2, 3, and 4 of the Schedule 13D of the HPA Group filed with the Commission on November 21, 1996 are hereby amended as follows:

     ITEM 1.   SECURITY AND ISSUER.

            This statement on Schedule 13D relates to shares of the common stock, no par value (the "Issuer Common Stock"), of Leslie's Poolmart, a California corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 20630 Plummer Street, Chatsworth, California 91311.

            The Information set forth in the Exhibits attached hereto is expressly incorporated herein by reference and the response to each item of this statement is qualified in its entirety by the provisions of such Exhibits.


     ITEM 2.   IDENTITY AND BACKGROUND.

            This statement is being filed jointly on behalf of Hancock Park Associates II, L.P. ("HPA II"), Liberty West Partners ("Liberty"), Michael
     J. Fourticq individually, Brian P. McDermott individually, Greg Fourticq individually, Richard H. Hillman individually and Robert D. Olsen individually (collectively, the "Reporting Persons" or the "HPA Group") on the basis that the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended, due to the desire of the Reporting Persons to effect a business combination transaction whereby the Reporting Persons would acquire the outstanding Issuer Common Stock in a cash merger (described in Item 4 as the "Merger Transaction"). Information in this statement is also being disclosed by Michael J. Fourticq and Brian P. McDermott in their capacity as the general partners of HPA II and is being disclosed by Michael J. Fourticq and Greg Fourticq in their capacity as the general partners of Liberty.

            The HPA Group and Green Equity Investors II, L.P. ("Green"), which is an affiliate of Leonard Green & Partners, L.P. ("LGP"), a merchant banking firm, may be deemed to constitute a "group" within the meaning of Rule 13d-5 by virtue of the matters described in Items 3 and 4. The Reporting Persons have been informed by Green and LGP that information with respect to such entities will be provided by them in a separate filing and no information regarding such persons is included either expressly or by incorporation, in this Filing.

     HPA II
     ------

            HPA II is a Delaware limited partnership with its principal office and place of business at 1925 Century Park East, Suite 810, Los Angeles, California, 90067. The principal business of HPA II is investing.

            The General Partners of HPA II are Michael J. Fourticq and Brian P. McDermott. Mr. Fourticq's principal occupation is acting as a general partner of HPA II, as chairman of the board of various companies owned or controlled by various investment partnerships, and as Chairman of the Board of the Issuer. Mr. McDermott's principal occupation is acting as President and Chief Executive Officer of the Issuer and as a general partner of HPA
     II. Mr. Fourticq's principal business office is located at 1925 Century Park East, Suite 810, Los Angeles, California, 90067. Mr. McDermott's principal business office is located at 20630 Plummer Street, Chatsworth, California, 91311. Both Mr. Fourticq and Mr. McDermott are United States citizens.

     Liberty
     -------

            Liberty is a California general partnership with its principal place of business at 1925 Century Park East, Suite 810, Los Angeles, California, 90067. The principal business of Liberty is investing.

            The General Partners of Liberty are Michael J. Fourticq and Greg Fourticq. Michael J. Fourticq's principal occupation, business address and citizenship are as discussed above. Greg Fourticq's principal occupation is acting as President of Cascade Sawing and Drilling. Greg Fourticq's principal business office is located at P.O. Box 3157, Kent, Washington 98032. Greg Fourticq is a United States citizen.

     Michael J. Fourticq
     -------------------

            Michael J. Fourticq's principal occupation, business address and citizenship are as discussed above.

     Brian P. McDermott
     ------------------

            Brian P. McDermott's principal occupation, business address and citizenship are as discussed above.

     Greg Fourticq
     -------------

            Greg Fourticq's principal occupation, business address and citizenship are as discussed above.

     Richard H. Hillman
     ------------------

            Richard H. Hillman's principal occupation is acting as President of Hillman Capital Partners and as a director of the Issuer. His principal business address is 2665 Main Street, #260, Santa Monica, California 90405. Richard H. Hillman is a United States citizen.

     Robert D. Olsen
     ---------------

            Robert D. Olsen's principal occupation is acting as Chief Financial Officer of the Issuer. His principal business address is 20630 Plummer Street, Chatsworth, California 91311. Robert D. Olsen is a United States citizen.

            None of the Reporting Persons nor any other person disclosed in response to this Item 2 has during the last five years, been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which it has been subject to a judgment, decree, final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation in respect to such laws.


     ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Liberty, Michael J. Fourticq, Brian P. McDermott and Greg Fourticq initially acquired the shares of Issuer Common Stock held by such persons when the Issuer was purchased in a highly leveraged transaction on September 1, 1988 by an investment group led by Hancock Park Associates, an affiliate of HPA II.

            Liberty used working capital to acquire its initial Issuer Common Stock. Shares of Issuer Common Stock have subsequently been acquired as stock dividends made by the Issuer.

            Michael J. Fourticq used personal funds to acquire his initial Issuer Common Stock. Shares of Issuer Common Stock have subsequently been acquired as stock dividends made by the Issuer and from distribution by various partnerships owning shares of the Issuer. Mr. Fourticq also holds options to purchase Issuer Common Stock granted in connection with his position with the Issuer.

            Brian P. McDermott used personal funds to acquire his initial Issuer Common Stock. Mr. McDermott also holds options to purchase Issuer Common Stock granted in connection with his position with the Issuer.

            Greg Fourticq is the trustee of three trusts for the benefit of Michael J. Fourticq's children, which trusts contain shares of Issuer Common Stock as part of their corpus. Shares of Issuer Common Stock have subsequently been acquired as stock dividends made by the Issuer.

            Richard H. Hillman used personal funds to acquire his Issuer Common Stock. Mr. Hillman also holds options to purchase Issuer Common Stock granted in connection with his position with the Issuer.

            Robert D. Olsen holds options to purchase Issuer Common Stock granted in connection with his position with the Issuer.

               Financing for the Merger Transaction described in Item 4 is expected to be supplied by issuance of debt or equity securities or bank or other commercial borrowings or some combination of securities issuances and borrowings. Occidental Petroleum Corporation ("Occidental") has expressed its willingness to provide a portion of the equity capital to finance the Merger Transaction, as described in the Letter dated December 27, 1996 from Occidental to Michael J. Fourticq (attached hereto as Exhibit 9). Occidental is currently a holder of $10 million principal amount of the Issuer's 8% Convertible Subordinated Debenture due 2001 (but redeemable earlier upon the occurrence of specified change of control events including certain consolidations, mergers and similar transactions). A subsidiary of Occidental is the Issuer's principal supplier of chemicals. Dr. Dale R. Laurance, a director of the Issuer, is the President of Occidental. Additional equity capital would be provided (i) by certain members of the HPA Group, as described in the Letter dated February 19, 1997 from Hancock Park Associates to the Issuer (attached hereto as Exhibit 10) and (ii) by Green, as described in the Letter dated February 20, 1997 from LGP to the Issuer (attached hereto as Exhibit 11). Additional financing for the Merger Transaction is expected to be provided by the issuance of debt securities, as described in the Letters dated February 4, 1997 from BT Securities Corporation to Hancock Park Associates (attached hereto as Exhibits 12 and 13) and by a revolving credit facility of the type described in Letters to the Issuer from Wells Fargo Bank, National Association, ("Wells Fargo") dated January 14, 1997 and February 21, 1997 (attached hereto as Exhibits 19A and 19B). No final definitive determination has been made, or agreement entered into, with respect to the terms of the financing for the Merger Transaction. In addition, as of the date of this Amendment No. 1 to Schedule 13D, neither the Issuer nor any Reporting Person has received any legally binding commitment to finance the Merger Transaction.

     ITEM 4.   PURPOSE OF TRANSACTION.

            The Reporting Persons and any other person disclosed in response to
     Item 2 acquired the shares beneficially owned by each of them, pursuant to the transactions described in Item 3, for investment. However, as described in the Letter, dated November 11, 1996 from HPA II to the Issuer (the "Offer Letter") (attached hereto as Exhibit 1), in the press release issued by the Issuer on November 12, 1996 (attached hereto as Exhibit 2) and in the press release issued by the Issuer on February 27, 1997 (attached hereto as Exhibit 14), on February 26, 1997, the Issuer entered into an Agreement and Plan of Merger dated February 26, 1997 ("Agreement") (attached hereto as Exhibit 16) under which the Issuer agreed to be acquired in a cash merger at the previously announced offer price of $14.50 per share. The Agreement was approved by the board of directors of the Issuer after receiving a recommendation from the special committee (the "Special Committee") of two directors of the Issuer who were elected to the board of directors in November, 1996 after the Issuer received the Offer Letter. The Special Committee was established to consider the proposed transaction and any and all other indications of interest or proposals to acquire the Issuer. The board of directors of the Issuer and the Special Committee received fairness opinions from Donaldson, Lufkin & Jenrette Securities Corporation and Dillon, Read & Co. The parties to the Agreement are the Issuer, LPM Holdings, Inc., a wholly owned Delaware subsidiary of the Issuer ("Leslie's Delaware") and Poolmart USA Inc. ("Poolmart"), a Delaware corporation that is wholly-owned by Green. The board of directors of the Issuer also approved, pursuant to the Agreement, an Agreement of Merger dated February 26, 1997 with Leslie's Delaware ("Merger Agreement") (attached hereto as Exhibit 15).

            Under the Agreement, subject to appropriate shareholder approval, the Issuer would effect a two-step merger transaction. In the first step, pursuant to the Agreement and the Merger Agreement, the Issuer would reincorporate in Delaware by merging with and into Leslie's Delaware, and each share of the Issuer (other than shares entitled to exercise dissenters' rights under California law) would be exchanged for one share of Leslie's Delaware. Immediately thereafter, pursuant to the Agreement, Leslie's Delaware would effect a merger ("Merger") with Poolmart in which Leslie's Delaware would be the surviving corporation.

     In the Merger, a total of 359,505 shares of Leslie's Delaware ("Continuing Shares") presently held by certain members of the HPA Group would remain outstanding, and each of the remaining outstanding shares of Leslie's Delaware (including a substantial portion of the holdings of the HPA Group) would be converted into the right to receive $14.50 in cash. In addition, certain members of the Issuer's management would receive new options to purchase common stock of Leslie's Delaware. The transactions contemplated by the Agreement and the Merger Agreement, including the Merger, are herein referred to as the "Merger Transaction".


            Certain members of the HPA Group have agreed to vote their shares of Issuer Common Stock in favor of the Merger Transaction, as described in the Letter dated February 26, 1997 from Michael J. Fourticq and Brian P. McDermott to the Issuer (attached hereto as Exhibit 17) and have agreed to enter into a Stockholders Agreement and Subscription Agreement with respect to Continuing Shares and other matters, as described in the Letter dated February 26, 1997 from LGP to Michael J. Fourticq and Brian P. McDermott (attached hereto as Exhibit 18).

            Completion of the Merger Transaction is subject to a number of conditions including (i) approval of the Merger Transaction by the holders of the Issuer Common Stock, (ii) obtaining sufficient financing on satisfactory terms to complete the Merger Transaction, and (iii) compliance with all applicable regulatory requirements.

            It is also anticipated that the Issuer Common Stock would be delisted from the NASD National Market System.

            The description of the Merger Transaction disclosed in this Item 4 is qualified in its entirety by reference to the filed exhibits.

            Except as disclosed in this Item 4, no Reporting Person nor any other person disclosed in response to Item 2 has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

                                   SIGNATURES

               After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Dated: March 3, 1997


                                 HANCOCK PARK ASSOCIATES II, L.P.



                                 By: /s/ BRIAN P. MCDERMOTT
                                     -----------------------------------------
                                     Name: Brian P. McDermott
                                     Title:  General Partner



                                 /s/ BRIAN P. MCDERMOTT
                                 ----------------------------------------------
                                     Brian P. McDermott



                                 LIBERTY WEST PARTNERS*
                                 ----------------------


                                 Michael J. Fourticq*


                                 Greg Fourticq*


                                 Richard H. Hillman*


                                 Robert D. Olsen*



                                 /s/ BRIAN P. MCDERMOTT
                                 ---------------------------------------------
                                  *  By Brian P. McDermott, Attorney-in-fact

                                 Exhibit Index

     * 1.  Letter, dated November 11, 1996 from HPA II to Issuer.

     * 2.  Press release issued by the Issuer, dated November 12, 1996.

     * 3. Joint Filing Agreement, dated November 20, 1996, by and among HPA II, Liberty, Michael J. Fourticq, Brian P. McDermott, Greg Fourticq, Richard H. Hillman, Robert D. Olsen and Murray H. Dashe.

     * 4. Power of Attorney of Michael J. Fourticq, dated November 20, 1996, naming Brian P. McDermott and Robert D. Olsen as attorney-in-fact.

     * 5. Power of Attorney of Greg Fourticq, dated November 20, 1996, naming Michael J. Fourticq, Brian P. McDermott and Robert D. Olsen as attorney-in-fact.

     * 6. Power of Attorney of Liberty, dated November 20, 1996, naming Brian P. McDermott and Robert D. Olsen as attorney-in-fact.

     * 7. Power of Attorney of Richard H. Hillman, dated November 20, 1996, naming Michael J. Fourticq, Brian P. McDermott and Robert D. Olsen as attorney-in-fact.

     * 8. Power of Attorney of Robert D. Olsen, dated November 18, 1996, naming Michael J. Fourticq and Brian P. McDermott as attorney-in-fact.

       9. Letter dated December 27, 1996 from Occidental to Michael J. Fourticq.

      10. Letter dated February 19, 1997 from Hancock Park Associates to the Issuer.

      11. Letter dated February 20, 1997 from LGP to the Issuer.

      12. Letter dated February 4, 1997 from BT Securities Corporation to Hancock Park Associates.

      13. Letter dated February 4, 1997 from BT Securities Corporation to Hancock Park Associates.

      14. Press release issued by the Issuer on February 27, 1997.

      15. Agreement of Merger dated February 26, 1997 between Leslie's Delaware and the Issuer.

      16. Agreement and Plan of Merger dated February 26, 1997 among the Issuer, Leslie's Delaware and Poolmart.

      17. Letter dated February 26, 1997 from Michael J. Fourticq and Brian P. McDermott to the Issuer.

      18. Letter dated February 26, 1997 from LGP to Michael J. Fourticq and Brian P. McDermott.

      19A Letter dated January 14, 1997 from Wells Fargo to the Issuer.

      19B Letter dated February 21, 1997 from Wells Fargo to the Issuer.
     __________

     * Exhibits to the Schedule 13D of the HPA Group filed with the Commission on November 21, 1996 are incorporated herein by reference.